9 METERS BIOPHARMA, INC.
8480 Honeycutt Road, Suite 120
Raleigh, North Carolina 27615
October 7, 2020
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ada Sarmento Division of Corporation Finance Office of Life Sciences

Re:	Acceleration Request

9 Meters Biopharma, Inc.
Registration Statement on Form S-3
Filed October 2, 2020
(File No. 333-249268)
Ladies and Gentlemen:

9 Meters Biopharma, Inc., a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission take appropriate action to make the Registration Statement on Form S-3 (File No. 333-249268) effective as of 4:05 p.m. Eastern Time, Friday, October 9, 2020, or as soon thereafter as practicable. The Registrant respectfully requests that its legal counsel be notified when this request for acceleration has been granted by contacting via telephone call or email, Lorna A. Knick (Tel: 919-865-2823; E-mail: lknick@wyrick.com).

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

By:	/s/ John Temperato
John Temperato, Chief Executive Officer

cc:	Lorna A. Knick, Wyrick Robbins Yates & Ponton LLP